UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

SORRENTO THERAPEUTICS, INC.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

83587F202

(CUSIP Number)

January 21, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☑	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 6 Pages

CUSIP No. 83587F202

1	Name of Reporting Person Henry Ji
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States of America

number of shares beneficially owned by each reporting person with	5	Sole Voting Power 2,605,612(1)
	6	Shared Voting Power 2,318,026(2)
	7	Sole Dispositive Power 2,605,612(1)
	8	Shared Dispositive Power 2,318,026 (2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,923,638 (3)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9) 5.9%(4)
12	Type of Reporting Person (See Instructions) IN

(1)	The number of shares of the Issuer’s common stock (“Common Stock”) over which Dr. Ji has sole voting and dispositive power is comprised of (i) 1,841,577 shares directly beneficially held by Dr. Ji, (ii) 261,438 shares issuable upon exercise of a warrant to purchase common stock directly beneficially held by Dr. Ji, and (iii) 502,597 shares issuable upon exercise of options to purchase shares that are exercisable within 60 days of January 21, 2018 held directly by Dr. Ji. On January 21, 2018, Dr. Ji entered into a Securities Purchase Agreement (the “SPA”) with a third party whereby Dr. Ji agreed to purchase from the third party, and the third party agreed to sell to Dr. Ji, an aggregate of 1,801,801 shares of Common Stock (the “Shares”) and a warrant to purchase an aggregate of 261,438 shares of Common Stock (the “Warrant”). The closing of the purchase and sale of the Shares and the Warrant as contemplated by the SPA has not yet occurred, but is expected to close no later than February 19, 2018. As the closing of the purchase and sale of the Shares and the Warrant is not subject to satisfaction of material conditions beyond the control of the parties, Dr. Ji is reporting and including in the foregoing direct beneficial ownership of the Shares and the Warrant at this time.
(2)	The number of shares of Common Stock over which Dr. Ji may be deemed to have shared voting and dispositive power is comprised of (i) 135,863 shares held by an entity of which Dr. Ji and his spouse are the sole members and managing directors, (ii) 2,153,162 shares held by a family trust of which Dr. Ji and Dr. Ji’s wife are co-trustees, and (iii) 29,001 shares held by Dr. Ji’s wife, with respect to which Dr. Ji disclaims beneficial ownership except to the extent of his pecuniary interest therein.
(3)	Dr. Ji’s beneficial ownership of Common Stock is comprised of (i) 1,841,577 shares directly beneficially held by Dr. Ji, (ii) 261,438 shares issuable upon exercise of a warrant to purchase Common Stock directly beneficially held by Dr. Ji, (iii) 502,597 shares issuable upon exercise of options to purchase shares that are exercisable within 60 days of January 21, 2018 held directly by Dr. Ji, (iv) 135,863 shares held by an entity of which Dr. Ji and his spouse are the sole members and managing directors, (v) 2,153,162 shares held by a family trust of which Dr. Ji and Dr. Ji’s wife are co-trustees and (vi) 29,001 shares held by Dr. Ji’s wife, with respect to which Dr. Ji disclaims beneficial ownership except to the extent of his pecuniary interest therein. See Footnote 1 above for a discussion regarding the reporting and inclusion of the Shares and the Warrant to be purchased by Dr. Ji pursuant to the SPA.
(4)	Percentage based on 83,103,567 shares of Common Stock outstanding as of January 21, 2018, based on information provided by the Issuer to the Reporting Person.

Page 3 of 6 Pages

Item 1.

(a)	Name of Issuer

Sorrento Therapeutics, Inc.

(b)	Address of Issuer’s Principal Executive Offices

4955 Directors Place

San Diego, CA 92121

Item 2.

(a)	Names of Persons Filing

Henry Ji

(b)	Address of Principal Business office or, if None, Residence

4955 Directors Place

San Diego, CA 92121

(c)	Citizenship

United States of America

(d)	Title of Class of Securities

Common Stock, $0.0001 par value (“Common Stock”)

(e)	CUSIP Number

83587F202

Page 4 of 6 Pages

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: __________

Item 4.	Ownership.

(a)	Amount beneficially owned:

Dr. Ji’s beneficial ownership of Common Stock is comprised of (i) 1,841,577 shares directly beneficially held by Dr. Ji, (ii) 261,438 shares issuable upon exercise of a warrant to purchase common stock directly beneficially held by Dr. Ji, (iii) 502,597 shares issuable upon exercise of options to purchase shares that are exercisable within 60 days of January 21, 2018 held directly by Dr. Ji, (iv) 135,863 shares held by an entity of which Dr. Ji and his spouse are the sole members and managing directors, (v) 2,153,162 shares held by a family trust of which Dr. Ji and Dr. Ji’s wife are co-trustees and (vi) 29,001 shares held by Dr. Ji’s wife, with respect to which Dr. Ji disclaims beneficial ownership except to the extent of his pecuniary interest therein.

On January 21, 2018, Dr. Ji entered into a Securities Purchase Agreement (the “SPA”) with a third party whereby Dr. Ji agreed to purchase from the third party, and the third party agreed to sell to Dr. Ji, an aggregate of 1,801,801 shares of Common Stock (the “Shares”) and a warrant to purchase an aggregate of 261,438 shares of Common Stock (the “Warrant”). The closing of the purchase and sale of the Shares and the Warrant as contemplated by the SPA has not yet occurred, but is expected to close no later than February 19, 2018. As the closing of the purchase and sale of the Shares and the Warrant is not subject to satisfaction of material conditions beyond the control of the parties, Dr. Ji is reporting and including in the above direct beneficial ownership of the Shares and the Warrant at this time.

Page 5 of 6 Pages

(b)	Percent of class:

See response to Item 11 on cover page.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

See responses to Item 5 on cover page.

(ii)	Shared power to vote or to direct the vote:

See responses to Item 6 on cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See responses to Item 8 on cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 25, 2018

/s/ Henry Ji, Ph.D.
Henry Ji, Ph.D.